SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended September, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

28 September, 2012

BP to sell Malaysian PTA interests to India's Reliance

BP today announced that it has agreed to sell all its interests in purified terephthalic acid (PTA) production in Malaysia to Reliance Global Holdings Pte. Ltd. (Reliance). The agreement concerns BP's 100 per cent equity in BP Chemicals (Malaysia) Sdn Bhd (BPCM), located at Kuantan on the east coast of Malaysia.

Reliance has agreed to purchase BP's interest in BPCM for $230 million in cash and both parties anticipate completing the transaction in 2012.

James Yim, head of BP's aromatics business in Asia, said: "This is an efficient plant with a good market position in the region. RECRON Malaysia, part of the Reliance Group, is already our largest customer in Malaysia and Reliance Industries is a significant feedstock supplier at Kuantan, so Reliance is a natural owner of this plant."

Nick Elmslie, chief executive of BP Petrochemicals said: "BP has a major, global PTA business, with around one fifthof global PTA production capacity and a track record of leading technology. We will continue to concentrate our PTA strategy on deploying new technologies into high growth markets like China where we are in the middle of a considerable expansion programme, and in OECD markets where our technology gives us an advantage and high utilization rates.

"We are also building new revenue streams by licensing our PTA and paraxylene technologies."

All current staff of BPCM are expected to transfer to the new owners under equivalent terms and conditions. BP's acetic acid manufacturing and marketing business in Malaysia is unaffected by this sale.

Notes to editors:

·   The $230 million in cash includes the net value of working capital and cash, estimated at a Malaysian Ringgit to US Dollars exchange rate of 3.1.The final value will be determined by prevailing Ringgit exchange rate before completion of the sale.

·   Including this agreement, BP has agreed divestments of assets with a total value of around $33 billion since the start of 2010. BP currently expects to increase this total to $38 billion by the end of 2013.

· BPCM's PTA plant, commissioned in 1996, has nameplate production capacity of 610,000 tonnes per year (tpa).*
·   BP's current net global PTA capacity is 7.5 million tonnes per year (mtpa) from eight sites in the US (2), Belgium, China, Indonesia, Malaysia and Taiwan (2). The largest is at Zhuhai, China where expansion of its current capacity of 1.5mtpa is expected to add a further 1.25mtpa by 2014, making it one of the world's largest PTA manufacturing sites.*

· BP has been present in Malaysia since the 1960s and has over 850 staff in the country, including BPCM.
· BP has a 70 per cent interest in a 560,000tpa acetic acid plant in Kertih*; a lubricants plant at Port Klang; and markets lubricants in Malaysia under both the Castrol and BP brands.
· BP is currently in the process of growing its Asian Business Service Centre in Kuala Lumpur, which supports business and functional operations both regionally and globally.

* See BP Financial & Operating Information, 2007-11.

Further information:

· BP press office, London: +44 (0)20 7496 4076,bppress@bp.com

www.bp.com/press
@BP_Press
facebook.com/bp

Cautionary statement :

This press release contains forward-looking statements, including statements with respect to the expected completion of BP's disposal of its interest in BP Chemicals Malaysia Sdn Bhd (BPCM); future growth in BP's business in Malaysia; the expected transfer of BPCM staff; and BP's purified terephthalic acid strategy and expansion programme; and other statements which are generally, but not always, identified by the use of words such as 'intent', 'expects to', 'seeks to', and similar expressions. Forward-looking statements involve risks and uncertainties because they depend on circumstances that will or may occur in the future. Actual results may differ depending on a variety of factors, including regulatory actions, general economic conditions; future levels of industry product supply, demand and pricing; and other factors discussed in this press release and in BP's Annual Report and Form 20-F 2011 (SEC File No. 1-06262) as filed with the United States Securities and Exchange Commission.

- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 28 September 2012

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary